UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2007

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Moody’s upgrades Fiat’s ratings to Ba2 from Ba3, positive outlook

SIGNATURES

Moody’s upgrades Fiat’s ratings to Ba2 from Ba3, positive outlook

Moody’s Investors Service upgraded to Ba2 from Ba3 Fiat SpA rating maintaining the positive outlook. The short term rating remains unchanged.

Turin, February 12, 2007

Global Credit Research
Rating Action
12 FEB 2007

Rating Action: Fiat S.p.A.

Moody's upgrades Fiat's ratings to Ba2, positive outlook

Approximately EUR 11.8 Billion of Debt Securities affected
Frankfurt, February 12, 2007 -- Moody's Investors Service today upgraded to Ba2 from Ba3 Fiat SpA's
Corporate Family Rating, and the group's other long-term senior unsecured ratings. At the same time, the positive outlook on all long-term ratings was maintained. The short term non-Prime rating remains unchanged.

Falk Frey, Senior-Vice-President and the lead analyst at Moody's for the European automotive sector, said:
"The ratings upgrade reflects the successful turnaround that Fiat has achieved over the last two years, with its improving operating performance resulting in a stronger financial flexibility. We expect this positive trend to continue in 2007, which could lead to further positive rating changes as indicated by the positive outlook."

Moody's says that the positive outlook is based on the expectation that Fiat can sustain the current momentum, benefiting from i) the launch of new volume models (Fiat Bravo in H1 2007 and Fiat 500 in Q4
2007), ii) a gradual overhaul of its Alfa Romeo and Lancia models, iii) an ongoing improvement of its dealer network as well as iv) ongoing efficiency gains. Moody's also anticipates that Fiat will generate positive cash flows going forward which should facilitate further debt reduction and eventually lead to an improved overall financial profile.

Such an improvement -- as evidenced by (i) RCF/Net Debt approaching low to mid 20ies %, (ii) FCF/Debt in high single digits and (iii) an adjusted EBIT Margin of app. 3.5% - could put some upward rating pressure on the Ba2 ratings and position Fiat within the Ba1 category within the next 6-12 months.

However, Moody's cautions that recent improvements have to be sustained and closely managed if the company is to strengthen its overall credit profile on a permanent basis. Most notably, new model launches
(initially led by the Fiat Bravo and Fiat 500) will need to tie up to the success of the Fiat Grande Punto and back-up regained market shares and volume growth in a more challenging market, as 2007 and 2008 will also see the launch of new models from key European competitors who are all eyeing to defend and increase market shares within an overall flat Western European car market. Furthermore, the envisaged reorganization of sales channels for Fiat, Lancia and Alfa Romeo across key geographies also remains of major importance to the company's business profile and capacity utilization. Recently announced ventures and associations with other auto groups need to be successful to improve Fiat Auto's capacity utilization and efficiency. In addition, management's efforts to further improve the financial profile of CNH and maintain the upward trajectory at Iveco will continue to be essential to further rating upgrades.

Upgrades:

..Issuer: Fiat Finance & Trade Ltd.
....Senior Unsecured Medium-Term Note Program, Upgraded to Ba2 from Ba3
....Senior Unsecured Regular Bond/Debenture, Upgraded to Ba2 from Ba3

..Issuer: Fiat Finance Canada Ltd.
....Senior Unsecured Medium-Term Note Program, Upgraded to Ba2 from Ba3

..Issuer: Fiat Finance North America Inc.
....Senior Unsecured Medium-Term Note Program, Upgraded to Ba2 from Ba3

..Issuer: Fiat S.p.A.
....Corporate Family Rating, Upgraded to Ba2 from Ba3

Moody's last rating action on Fiat was an affirmation of the Ba3 ratings and a change in the outlook to positive from stable on November 2, 2006. Fiat S.p.A., headquartered in Turin, is one of the largest industrial groups in Italy and the fourth largest European-based automobile manufacturer, with revenues of approximately EUR52 billion generated in fiscal year 2006. The company is also a leading European-based manufacturer of commercial vehicles and one of the largest producers of agricultural equipment in the world.

Frankfurt
Johannes Wassenberg
Managing Director
Corporate Finance Group
Moody's Deutschland GmbH
JOURNALISTS: 44 20 7772 5456
SUBSCRIBERS: 44 20 7772 5454

Frankfurt
Falk Frey
Senior Vice President
Corporate Finance Group
Moody's Deutschland GmbH
JOURNALISTS: 44 20 7772 5456
SUBSCRIBERS: 44 20 7772 5454

© Copyright 2007, Moody's Investors Service, Inc. and/or its licensors including Moody's Assurance Company, Inc.
(together, "MOODY'S"). All rights reserved.

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MOODY'S hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MOODY'S have, prior to assignment of any rating, agreed to pay to MOODY'S for
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and its wholly-owned credit rating agency subsidiary, Moody's Investors Service (MIS), also maintain policies and procedures to
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the SEC an ownership interest in MCO of more than 5%, is posted annually on Moody's website at www.moodys.com under the heading "Shareholder Relations - Corporate Governance - Director and Shareholder Affiliation Policy."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 13, 2007

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney